UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTION, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File No. 333-104132

|   | Form 10-K and Form 10-KSB |   | Form 20-F | X | Form 10-Q and Form 10-QSB
|   | Form N-SAR |   | Form 11-K

For the period ended: March 31, 2007

|   |  Transition Report on Form 10-K

|   |  Transition Report on Form 20-F

|   |  Transition Report on Form 11-K

|   |  Transition Report on Form 10-Q

|   |  Transition Report on Form N-SAR

For the transition period ended: _____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information

Full name of Registrant:	Benacquista Galleries, Inc.

Former name if Applicable:

Address of Principal Executive Office (Street and Number):	6870 La Valle Plateada Rancho

City, State and Zip Code:	Santa Fe, California 92067

Part II-Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|	(a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|
(b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company was unable to compile the necessary financial information required to prepare a complete filing. Thus, the Company would be unable to file the periodic report in a timely manner without unreasonable effort or expense. The Company expects to file within the extension period.

Part IV-Other Information

(1) Name and telephone number of person to contact in regard to this notification:

James Price	410	303-9879
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

|X|	Yes	| |	No If the answer is no, identify report(s)

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X|	Yes	| |	No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that the loss from continuing operations for the six months ended March 31, 2007 will approximate $115,000 as compared to a net loss from continuing operations of $69,825 for the six months ended March 31, 2006.

During the quarter ended March 31, 2007, the Company discontinued the operations of its Art and Publishing segments. Loss from discontinued operations for the six months ended March 31, 2007 are approximately $4,000 as compared to a loss of $147,840 for the prior year comparable period. In addition, the Company anticipated the recognition of a gain on the disposal of discontinued operations approximating $260,000 for the six months ending March 31, 2007 for which no prior year amount exists.

All amounts are subject to further review and adjustments, the results of which could be material.

Benacquista Galleries, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 14, 2007	By:/s/ James Price
James Price
Chief Executive Officer